EASYWEB, INC.
                       6025 South Quebec Street, Suite 135
                            Englewood, Colorado 80111

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
            OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

          NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

                                September 2, 2005


         This Information Statement is being furnished to holders of record of the common stock, $.001 par value per share, of EasyWeb, Inc., a Delaware corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act.

         No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.

         References throughout this information statement to "we", "us" and "our" are to EasyWeb, Inc.

                                  INTRODUCTION

         We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 promulgated under the Exchange Act or the date this Information Statement is mailed to our stockholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under "Change of Control" and disclosed in our Current Report on Form 8-K filed on August 9, 2005 will be completed. At that time:

      o Pursuant to an Agreement and Plan of Merger dated August 3, 2005 (the "Merger Agreement") by and among the Company, ZIO Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("ZIO Acquisition"), and ZIOPHARM, Inc., a Delaware corporation ("ZIOPHARM"), ZIO Acquisition will merge with and into ZIOPHARM, with ZIOPHARM remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger");

      o In connection with the Merger, all shares of ZIOPHARM's capital stock or securities convertible into ZIOPHARM's capital stock will be exchanged for shares of the Company's common stock or securities convertible into such shares such that, immediately following completion of the Merger, the former holders of ZIOPHARM's capital stock and securities convertible into ZIOPHARM's capital stock will collectively hold shares representing approximately 96.8% of our outstanding shares on a fully-diluted basis; and

      o In connection with the Merger, David C. Olson and David Floor, who currently represent all of our directors, will resign. Jonathan Lewis, Richard Bagley, Murray Brennan, James Cannon, Senator Wyche Fowler, Jr., Gary S. Fragin, Timothy McInerney and Michael Weiser, all of whom are currently directors of ZIOPHARM, will be appointed as our directors effective upon the consummation of the Merger.

         Because of the change in the board of directors' composition and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed.

         As of September 2, 2005, we had 189,916 shares of common stock issued and outstanding which comprises the only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger.

                                CHANGE OF CONTROL

         On August 3, 2005, we entered into the Merger Agreement pursuant to which our wholly-owned subsidiary will, subject to the satisfaction or waiver of certain closing conditions, merge with and into ZIOPHARM with ZIOPHARM remaining as the surviving entity and as our wholly-owned subsidiary. Because we have no operating business and limited assets and liabilities, our Board of Directors believes it was in our best interest and the best interest of our shareholders to enter into the Merger Agreement. In connection with the Merger, we will issue to the stockholders of ZIOPHARM and holders of ZIOPHARM's convertible securities such number of shares of our common stock and securities convertible into our common stock that will represent approximately 96.8% of our outstanding shares of common stock on a fully-diluted basis upon completion of the Merger.

         At the effective time of the Merger, each outstanding share of ZIOPHARM common stock will be exchanged for approximately 0.501 shares of our common stock (subject to appropriate adjustment as provided in the Merger Agreement) (the "Exchange Ratio").

         In addition to its common stock, ZIOPHARM has designated a series of preferred stock as Series A Convertible Preferred Stock (the "Preferred Stock"), the terms of which provide that all outstanding shares of Preferred Stock will convert automatically into ZIOPHARM common stock upon the first date on which such common stock trades on a national securities exchange, on the National
Association of Securities Dealers, Inc. Automated Quotation System, or the Over-the-Counter Bulletin Board (a "Trading Event"). For purposes of conversion of the Preferred Stock, the Merger will constitute such a Trading Event. As a result, all outstanding shares of Preferred Stock will be deemed converted into shares of ZIOPHARM common stock contemporaneously with the Merger and, as a result, holders of Preferred Stock will receive a number of shares of our common stock based on the number of shares of ZIOPHARM common stock into which shares of such holders' Preferred Stock are convertible immediately prior to the Merger.

         Each outstanding option, warrant and other right to purchase or acquire shares of ZIOPHARM common stock outstanding immediately prior to the closing of the Merger shall convert into the right to purchase the number of shares of our common stock obtained by multiplying the Exchange Ratio by the number of shares of ZIOPHARM common stock into which the applicable ZIOPHARM option, warrant or other right is convertible. Each outstanding option, warrant and other right to purchase or acquire shares of Preferred Stock outstanding immediately prior to the closing of the Merger shall convert into the right to purchase the number of shares of our common stock obtained by multiplying the Exchange Ratio by the number of shares of ZIOPHARM common stock issuable upon exercise of the option, warrant or other right and conversion of the underlying shares of Preferred Stock. In each case, the exercise price per share of our common stock underlying each such converted option, warrant or right will be adjusted appropriately based upon the Exchange Ratio.

         The Merger Agreement also provides that in connection with the Merger, David C. Olson and David Floor, who currently represent all of our directors, will resign and Jonathan Lewis, Richard Bagley, Murray Brennan, James Cannon, Senator Wyche Fowler, Jr., Gary S. Fragin, Timothy McInerney and Michael Weiser, all of whom are currently directors of ZIOPHARM, will be appointed as our directors effective upon following the consummation of the Merger.

         In addition to a range of standard closing conditions set forth in the Merger Agreement, the closing of the Merger is subject to the following closing conditions: (a) the Merger transaction shall have been approved by the requisite vote of ZIOPHARM's stockholders, with ZIOPHARM stockholders holding no more than 4% of ZIOPHARM's issued and outstanding shares of capital stock having exercised their right to dissent from the transaction and obtain the fair value of their shares; (b) as of the date of the Merger, our common stock shall have traded and shall continue to be eligible for trading on the Over-the-Counter Bulletin Board; (c) ZIOPHARM shall have received an opinion from its counsel stating that the transaction qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended; (d) ZIOPHARM shall have received an opinion from our counsel stating that the issuance of our common stock in the Merger is exempt from the registration requirements of the Securities Act of 1933, as amended; and (e) we shall have completed a 1-for-40 reverse stock split.

         The Merger Agreement was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2005, and is incorporated herein by reference. The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by reference to such document.



                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth the number of shares of common stock beneficially owned as of September 2, 2005 by (i) those persons or groups known to beneficially own more than 5% of our common stock, (ii) those persons or groups expected to beneficially own more than 5% of our common stock immediately after the closing of the Merger, (iii) each current director and each person that will become a director following completion of the Merger, (iv) all current directors and executive officers, as a group and (v) all persons that will become directors and executive officers after the completion of the Merger, as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

         Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The business address of the current directors, David C. Olson and David Floor, is 6025 South Quebec Street, Suite 135 Englewood, Colorado 80111. Except as otherwise provided, the address of the persons that will become directors and executive officers after the completion of the Merger is 197 Eighth Street, Suite 300, Charlestown, Massachusetts 02129. All holdings take into account the 1-for-40 reverse stock split that was effective as of August 24, 2005.



                                                    BEFORE THE MERGER(1)            AFTER THE MERGER(2)
                                                    --------------------            -------------------
                                                        NUMBER OF
                                                          SHARES                    NUMBER OF SHARES
                                                       BENEFICIALLY      PERCENT      BENEFICIALLY       PRCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                      OWNED         OF CLASS          OWNED          OF CLASS
------------------------------------                      -----         --------          -----          --------

David C. Olson                                          60,928 (3)       32.08%       60,928 (3)            *
David Floor                                               18,333          9.65%       18,333                *
Jonathan Lewis                                              0               0        135,401 (4)          1.86%
Richard Bagley                                              0               0         79,566 (5)          1.10%
Robert Peter Gale                                           0               0          8,370 (6)            *
Murray Brennan                                              0               0              0                *
James Cannon                                                0               0              0                *
Senator Wyche Fowler, Jr., JD                               0               0              0                *
Gary Fragin                                                 0               0              0                *
Timothy McInerney                                           0               0         79,970 (7)          1.12%
Michael Weiser, M.D., PhD                                   0               0         119,008 (8)         1.66%
All executive officers and directors as a group           79,261         41.73%       422,315 (9)         5.68%
(2  persons  prior  to and 9  people  following  the
consummation of the Merger)
Thomas Vickers                                            10,250          5.40%        10,250               *
     6025 South Quebec Street, Suite 135
     Englewood, Colorado 80111
Brent Henshaw                                             13,958          7.35%        13,958               *
     6610 E. Colorado Drive
     Denver, Colorado  80224
Robert J. Zappa                                           24,100         12.69%        24,100               *
     15129 E. Cholla Crest Trail
     Fountain Hills, Arizona  85268
Robert Herskowitz                                         17,625          9.28%       100,971 (10)        1.40%
     3422 Old Capitol Trail
     Wilmington DE  19808
Mibars, LLC                                                 0               0       1,214,419            16.97%
     365 West End Avenue
     New York, NY 10024
Lindsay A. Rosenwald                                        0               0       1,498,042 (11)       20.13%
     787 Seventh Avenue, 48th Floor
     New York, NY 10019
Lester E. Lipschutz                                         0               0        463,850 (12)         6.49%
     1650 Arch Street, 22nd Floor
     Philadelphia, PA  19103
Atlas Equity I, Ltd.                                        0               0         695,776            9.72%
     181 W. Madison, Suite 3600
     Chicago, IL  60602

* represents less than 1 percent.

(1)  Based on 189,916 shares outstanding.
(2)  Assumes that,  immediately  prior to the Merger,  we will have 189,916 shares of common stock  outstanding and an  additional  1,250 shares  issuable upon the  conversion of  outstanding  securities  convertible  into our common stock.


                                       4

(3)  Includes  17,313  shares of common stock held by Summit  Financial  Relations,  Inc., a  corporation  of which
     David Olson is the sole stockholder and serves as President and director.
(4)  Includes  135,401  shares  issuable upon the exercise of stock options that are currently  exercisable or will become exercisable within the next 60 days.
(5)  Includes  79,566 shares  issuable upon the exercise of stock  options that are currently  exercisable  or will become exercisable within the next 60 days.
(6)  Includes  8,370 shares  issuable  upon the exercise of stock options that are  currently  exercisable  or will become exercisable within the next 60 days.
(7)  Includes  20,767 shares  issuable upon the exercise of warrants that are currently  exercisable or will become exercisable within the next 60 days.
(8)  Includes  35,565 shares  issuable upon the exercise of warrants that are currently  exercisable or will become exercisable within the next 60 days.
(9)  Includes 279,669 shares issuable upon the exercise of convertible securities that are currently exercisable or will become  exercisable  within the next 60 days.
(10) Includes 83,346 shares issuable upon the exercise of convertible  securities that  are  currently  exercisable within  the  next  60  days  or  will  become exercisable upon consummation of the Merger.
(11) Excludes  463,850  shares of common  stock held by certain  trusts for the  benefit of Dr.  Rosenwald  and his family for which Dr.  Rosenwald  disclaims  beneficial  ownership.  Includes  221,004 shares issuable upon the exercise of warrants  granted to Dr.  Rosenwald  that are  currently  exercisable  or will become  exercisable within  the next 60 days and 62,620  shares  issuable  upon the  exercise  of  warrants  granted to  Paramount
     Biocapital  Investments,  LLC, of which Dr. Rosenwald is the managing member,  that are currently  exercisable or will become  exercisable  within the next 60 days. Also includes  737,755 shares that Dr. Rosenwald has the right to acquire  from  existing  stockholders  under  certain  circumstances  pursuant to the terms of pledge agreements between Dr. Rosenwald and such stockholders.  Dr. Rosenwald disclaims  beneficial  ownership of the shares held by the trusts.
(12) Includes  463,850  shares of common  stock held by separate  trusts for the benefit of Dr.  Rosenwald  or his family with respect to which Mr.  Lipschutz is either  trustee or investment  manager and has  investment  and voting power.  Dr. Rosenwald disclaims beneficial ownership of these shares.

                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

         Effective upon the completion of the Merger, which will not occur prior to the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date this Information Statement is mailed to our stockholders, our board of directors will be reconstituted and fixed at eight (8) directors. On that date, and effective immediately following the consummation of the Merger, David C. Olson and David Floor, who currently represent all of our directors, will resign and Jonathan Lewis, Richard Bagley, Murray Brennan, James Cannon, Senator Wyche Fowler, Jr., Gary S. Fragin, Timothy McInerney and Michael Weiser, all of whom are currently directors of ZIOPHARM, will be appointed directors of the Company. The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction contemplated by the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, our directors will vote for any substitute nominee or nominees who may be designated by ZIOPHARM prior to the date the new directors take office. Each member of our board of directors shall serve until his successor is elected and qualified.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

NAME                            AGE       POSITIONS
----                            ---       ---------
David C. Olson                  44        President, Treasurer and Director
David Floor                     50        Director

         DAVID C. OLSON has served as the President, the Treasurer and a director of EasyWeb since March 11, 1999. Since May 1997, Mr. Olson has been President of Summit Financial Relations, Inc., a business consulting and investor relations firm located in Englewood, Colorado. From January 1993 until May 1997, Mr. Olson held various positions including national sales manager at Cohig and Associates, Inc. (now part of EastBrokers International, Inc.), a securities broker-dealer firm in Englewood, Colorado with 265 brokers and offices in 23 states which specialize in small cap and growth stocks. Mr. Olson has not been associated with any brokerage firm since May 1997.

          DAVID FLOOR has served as a director of EasyWeb since May 2004. From 2002 to present, Mr. Floor has been an independent consultant to private corporations as well as public companies. From 1970 to 2002, Mr. Floor was a stockbroker and securities trader in Salt Lake City, Utah. During those years his securities licenses included NASD Series 7, NASD Series 55, and a Series 63 from the State of Utah.

OFFICERS, DIRECTORS AND KEY EMPLOYEES FOLLOWING MERGER

NAME                                   AGE    POSITIONS
----                                   ---    ---------
Jonathan Lewis, M.D., Ph.D.             47    Director & Chief Executive Officer
Richard Bagley                          62    Director, President, Chief
                                              Operating Officer & Treasurer
Robert Peter Gale, M.D., Ph.D, DSc.     59    Chief Scientific Officer, Head of
                                              Research
Murray Brennan, M.D.                    65    Director
James Cannon                            67    Director
Senator Wyche Fowler, Jr., JD           64    Director
Gary Fragin                             59    Director
Timothy McInerney                       44    Director
Michael Weiser, M.D., Ph.D.             43    Director

         JONATHAN LEWIS. Dr Lewis serves as Chief Executive Officer and a director of ZIOPHARM and has held such positions since January 2004. From July 1994 until June 2001, Dr. Lewis served as Professor of Surgery and Medicine at Memorial Sloan-Kettering Cancer Center and he served as Chief Medical Officer and Chairman of the Medical Board at Antigenics, Inc. from June 2000 until November 2003. He serves as a director on the Board of POPPA (the Police Organization Providing Peer Assistance) of the New York Police Department
(NYPD).

         RICHARD BAGLEY. Mr. Bagley serves as President, Chief Operating Officer, Director and Treasurer of ZIOPHARM in charge of the Company's financial and business functions, joining the Company in July 2004 after serving as a consultant and while serving as a senior advisor to The University of Texas M.D. Anderson Cancer Center. Mr. Bagley served in several capacities at Squibb Corporation from 1985-1990, including as President E. R. Squibb & Sons, U.S. in 1988 and 1989 He served as Director, Chief Executive Officer and President of ImmuLogic Pharmaceutical Corporation from 1990 to 1994, as Director, Chief Executive Officer and Chairman of ProScript, Inc. from 1994 to 1998, as Director, President and Chief Executive Officer of AltaRex Corp. from 1998 to May 2003, and thereafter as a part time consultant and advisor in life sciences until joining ZIOPHARM full time. Mr. Bagley initiated a career in pharmaceuticals in 1968 with Smith Kline and French Laboratories, leaving in 1985 after serving as President of the consumer products division.

         ROBERT PETER GALE. Dr. Gale serves as Chief Scientific Officer and Head of Research of ZIOPHARM and has served in that capacity since January 2004. Dr. Gale is also on the medical staff of UCLA School of Medicine in the Department of Medicine, Division of Hematology and Oncology and is Visiting Professor of Hematology at Imperial College of Science, Technology and Medicine, Hammersmith Hospital, London. Dr. Gale served as Senior Vice President for Medical Affairs at Antigenics, Inc. from January 2001 until December 2002 and as a consultant to that company until December 2003.

         MURRAY BRENNAN. Dr. Brennan serves as a member of ZIOPHARM's Board of Directors. Dr. Brennan has been Chairman of Memorial Sloan-Kettering Cancer Center's Department of Surgery since 1985, and is a former Vice President of the American College of Surgeons, a position he held from 2004 to 2005. Dr. Brennan is also a member of the National Academy of Sciences. He served as director of the American Board of Surgery from 1984 to 1990, Chairman of the American
College of Surgeons' Commission on Cancer from 1992 to 1994, President of the Society of Surgical Oncology from 1995 to 1996, and President of the American Surgical Association from 2002 to 2003.

         JAMES CANNON. Mr. Cannon serves as a member of ZIOPHARM's Board of Directors. Mr. Cannon is Vice Chairman, Chief Financial Officer and a member of the board of directors of BBDO Worldwide. Mr. Cannon joined BBDO in 1967, was appointed Chief Financial Officer of the agency in 1984, and was elected to its board of directors in 1985. In 1986, Mr. Cannon appointed Comptroller and a member of the board of directors of Omnicom, a company affiliated with BBDO Worldwide, and served in those capacities through May 2002. In 1987, Mr. Cannon also served as Director of Financial Operations of the Omnicom Group from 1987 to 1989, when he rejoined BBDO Worldwide as Executive Vice President and Chief Financial Officer. Mr. Cannon was appointed Vice Chairman of BBDO Worldwide in 1990.

         SENATOR WYCHE FOWLER, JR, JD Senator Fowler serves as a member of ZIOPHARM's Board of Directors. Senator Fowler has been engaged in an international business and law practice since May 2001, and has served as chairman of the board of the Middle East Institute, a non-profit foundation in Washington, DC, since September 2001. Senator Fowler served as U.S. Senator from Georgia from January 1987 to January 1993, and had previously served in the U.S. House of Representatives from 1977 until his senatorial election. During his time in the U.S. Senate, Senator Fowler served as a member of the Senate Appropriations, Budget, Energy and Agriculture Committees. While in the U.S. House of Representatives, he was a member of the House Ways and Means and Foreign Affairs Committees, as well as the Select Committee on Intelligence. President Clinton appointed Senator Fowler as Ambassador to the Kingdom of Saudi Arabia in 1996, where he served through 2001. Senator Fowler is a member of the board of directors of Brandywine Realty Trust, a real estate investment trust traded on the New York Stock Exchange.

         Gary Fragin. Mr. Fragin serves as a member of ZIOPHARM's Board of Directors. Mr. Fragin is currently managing partner of Osborn Partners, LP and managing partner of Fragin Asset Management, LP, positions. Mr. Fragin was the General Partner and Chief Administrative/Operating Officer of Steinhardt Organization, prior to which he Fragin was a partner, Director of Trading and member of the Management Committee and Executive Committee at Oppenheimer and Co.

         Timothy McInerney has served on the ZIOPHARM Board of Directors since July 20, 2005. Since 1992, Mr. McInerney has been a Managing Director of
Paramount BioCapital, Inc. where he oversees the overall distribution of Paramount's private equity product. Prior to 1992, Mr. McInerney was a research analyst focusing on the biotechnology industry at Ladenburg, Thalman & Co. Prior to that, Mr. McInerney held equity sales positions at Bear, Stearns & Co. and Shearson Lehman Brothers, Inc. Mr. McInerney also has worked in sales and marketing for Bristol-Myers Squibb.

         Michael Weiser has served on the ZIOPHARM Board of Directors since its inception. Dr. Weiser is the Director of Research of Paramount BioCapital. In addition to serving on the boards of directors of several privately-held companies, Dr. Weiser currently serves on the board of directors of Manhattan Pharmaceuticals, Inc., VioQuest Pharmaceuticals, Inc., Hana BioSciences, Inc. and Chelsea Therapeutics, Inc., all publicly-traded biotechnology companies.

EasyWeb Board of Directors' Meetings; Shareholder Meetings

During the fiscal year ending December 31, 2004 ("Fiscal 2004"), our board of directors held 3 meetings and did not take any action by written consent. All directors attended our board meetings during Fiscal 2004 by phone or in person. Due to the minimal operations and negative cash flow, we held our first shareholders meeting on February 28, 2005. The primary purpose of the meeting was to approve the proposals contained in the proxy statement for this meeting. David Olson attended the meeting. Although Mr. Olson invited David Floor to attend, he did not and since no shareholders attended the meeting, Mr. Floor was not telephonically conferenced into the meeting.

AUDIT, NOMINATING AND COMPENSATING COMMITTEES

         We currently have no committees of the Board of Directors and did not have any such committees in place during our Fiscal 2004. Our Board of Directors believes that the existence of such committees is not currently necessary because we have no operating business and only have limited assets and liabilities. During Fiscal 2004, our full Board of Directors acted as an audit committee for purposes of determining whether our auditor's non-audit services were compatible with maintaining the auditor's independence.

         Because we have no audit committee, we do not have an "audit committee financial expert" as that term is defined by Item 401(h)(2) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. We have determined, along with our counsel and auditors, that our Board of Directors does not currently need to include an audit committee financial expert to oversee our internal financial policies given that we have no operating business and only have limited assets and liabilities. We maintain our internal books and records and employ separate accounting firms, one to perform quarterly reports and audits and one to file our tax returns.

         Because our Board of Directors does not have a nominating committee, and had no such committee in Fiscal 2004, the full Board of Directors will participate in the consideration of director nominees, if required. Due to our lack of business operations, the Board of Directors has not adopted a policy regarding the consideration of director candidates recommended by stockholders nor has the Board of Directors identified minimum qualifications for director nominees.

PROCESS FOR STOCKHOLDERS TO SEND COMMUNICATIONS TO THE BOARD OF DIRECTORS

         Due to our lack of operations, we have not established formal means for stockholders to communicate with the Board of Directors. However, stockholders who wish to address a matter with the Board of Directors should submit written correspondence regarding that matter to Mr. David C. Olson, President, Treasurer and Director of the Company, at the Company's headquarters address at 6025 South Quebec Street, Suite 135, Englewood, Colorado 80111.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own 10% or more of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than 10% or greater stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

         To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required during the year ended December 31, 2004, we believe that there was compliance with all filing requirements of Section 16(a) applicable to our officers, directors and 10% stockholders during Fiscal 2004.

EXECUTIVE COMPENSATION

         No cash compensation was awarded to, earned by or paid to Messrs. David
C. Olson and David Floor, President/Treasurer/director and a director of EasyWeb, respectively, for services rendered in all capacities to EasyWeb during Fiscal 2004.

         On December 9, 2004, we entered into an employment agreement with Mr. Olson. Under the terms of the agreement, we have agreed to pay Mr. Olson a


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

one-time fee of $100,000 if and when EasyWeb completes a merger, acquisition, reverse merger, financing, or any other related transaction non-detrimental to the immediate future of EasyWeb, that leaves us in a position and direction better than we were prior to the transaction (the "$100,00 EMPLOYMENT AGREEMENT FEE"). The Merger will trigger payment of this fee.

         On December 10, 2004, we entered into a management consulting services fee agreement with Mr. Floor. Under the terms of the agreement, the Company has agreed to pay Mr. Floor a one-time fee of $10,000 plus expenses, upon the closing of any transaction leaving EasyWeb with a positive business directive and available finances, non-detrimental to the survival of EasyWeb. The Merger will trigger payment of this fee.

         On July 14, 2005, our Board of Directors approved a $50,000 fee to be paid by the Company to David Olson if the Merger is not consummated. This fee is to be paid for services provided by David Olson in connection with the due diligence and negotiations related to the Merger and previous uncompleted transactions. If the Merger is not consummated, the $50,000 fee will be inclusive within and covered by payment of the $100,000 Employment Agreement Fee.

         We did not grant any options to our "named executive officers," as that term is defined in Item 402(a)(2) of Regulation S-B, or stock appreciation rights during Fiscal 2004.

         As of December 31, 2004, we did not maintain any long term incentive plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Because of their management positions, organizational efforts and/or percentage share ownership in EasyWeb, Messrs. Olson and Zappa may be deemed to be "promoters" of the Company, as those terms are defined in the Securities Act of 1933 and the applicable Rules and Regulations under the Securities Act of 1933. Because of the above-described relationships, transactions between and among EasyWeb and Messrs. Olson and Zappa, such as the sale of our common stock to each of them as described herein, should not be considered to have occurred at arm's-length.

         Common Stock Transactions

         During July 2005, the Company sold 333,333 shares of its common stock to David Floor for $10,000, or $.03 per share.

         In August and December 2004, David Olson loaned us a total of $1,300 for working capital. During May 2005, Mr. Olson advanced us an additional $788. The loans carried no interest rate and were due on demand. On June 28, 2005, we issued Mr. Olson 69,600 shares of common stock as full repayment of the amounts stated above. The shares were valued at $.03 per share, or $2,088, based on contemporaneous common stock sales to unrelated third parties.

         On May 13, 2004, the Company issued 400,000 shares of common stock to Summit valued at $10,000, at $.025 per share as repayment for expenses paid on behalf of EasyWeb. The shares were valued based on contemporaneous sales to unrelated third party investors. David Olson, our President, Treasurer and one of our directors is also Summit's President, director and sole stockholder. The shares were issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Act for transactions by an issuer not involving a public offering.

During May 2004, the Company issued 200,000 shares of common stock to Thomas Olson, the brother of David Olson, in exchange for corporate governance services. The shares were valued based on contemporaneous sales to unrelated third party investors, at $.025 per share. The Company recorded stock-based compensation of $5,000 related to the transaction. The shares were issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Act for transactions by an issuer not involving a public offering.

         During May 2004, the Company issued 200,000 shares of common stock to David Floor in exchange for director fees. The shares were valued based on contemporaneous sales to unrelated third party investors, at $.025 per share. The Company recorded stock-based compensation of $5,000 related to the transaction. The shares were issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Act for transactions by an issuer not involving a public offering.

         At December 31, 2004, the Company owed Summit $12,268 for professional fees and other administrative expenses paid on our behalf. David Olson, our President, Treasurer and one of our directors, is also Summit's President, director and sole shareholder. During the six months ended June 30, 2005, Summit paid an additional $1,007 in expenses on our behalf. On February 4, 2005, the Company repaid Summit $7,000 and on June 28, 2005 the Company issued Summit 209,180 shares of common stock as full repayment of all amounts stated above. The shares issued to Summit were valued at $.03 per share, or $6,275, based on contemporaneous common stock sales to unrelated third parties.

         During January 2002, we sold 33,333 and 16,667 shares of our common stock to David Olson and Barbara Petrinsky, respectively, at $.03 per share (gross proceeds totaling $1,500). At the time of issuance, both Mr. Olson and Ms. Petrinsky were officers of EasyWeb. In addition to the 50,000 shares sold to Mr. Olson and Ms. Petrinsky, we sold 500,000 shares of our common stock to unrelated third parties for gross proceeds totaling $15,000, or $.03 per share. The shares were issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Act for transactions by an issuer not involving a public offering.

         Office Space and Administrative Support

         Summit has contributed the use of office space and administrative support (including reception, secretarial and bookkeeping services) to us for the years ended December 31, 2004 and 2003. David Olson, our President, Treasurer and one of our directors, is also the President, director and sole stockholder of Summit.

         The office space and administrative support contributed by Summit has a fair market value of approximately $500 and $1,000 per month, respectively. We have recognized expenses for rent and administrative support based on fair market value. Any period in which the amount paid to Summit for office space and administrative support was below the fair market value, the remaining balance was considered contributed by Summit and recorded as a credit to additional paid-in capital in our financial statements. During the years ended December 31, 2004 and 2003, we did not pay Summit for office space and we paid Summit $173 and $510, respectively, for administrative support. Accordingly, Summit contributed the remaining fair values for the use of the office space and administrative support. Contributed office space totaled $6,000 and $6,000, and contributed administrative support totaled $11,827 and $11,490 for the years ended December 31, 2004 and 2003, respectively.

         Related Party Liabilities

         In August and December 2004, Mr. Olson loaned us a total of $1,300 for working capital. The loans carry no interest rate and are due on demand.

         At December 31, 2003, the Company owed Summit $18,111 for professional fees and other administrative expenses it paid on our behalf. During the year ended December 31, 2004, Summit paid expenses totaling $4,187 on our behalf. A portion of the May 13, 2004 issuance of 400,000 shares of restricted common stock described above under "Certain Relationships and Related Transactions - Common Stock Transactions" was used to repay Summit for these fees. As of December 31, 2004, we owed Summit $12,298.

         We owe Barbara Petrinsky, our former Secretary and Treasurer, $10,000 for the work she performed over the previous five years to keep our books and records, assist in all of our filings with regulatory bodies, states, the I.R.S., among others.

         At the expected time of closing the Merger, we will have accrued expenses approximating $20,000. Mr. Olson has agreed to cover these amounts from fees owed to him and Summit.

         Consulting Agreement with Summit Financial Relations, Inc.

         On December 10, 2004, we entered into a consulting services fee agreement whereby Summit provides certain services to us including, but not limited to consultation related to mergers and acquisitions, reorganizations and divestitures. Pursuant to the agreement, Summit has lent us funds and helped us raise funds at no extra cost. Under the terms of the agreement, we agreed to pay Summit a one-time fee of $120,000 on the date of closing of any transaction that leaves us with a positive business directive and available finances, non-detrimental to our survival. The Merger will trigger payment of this fee.

         Under the terms of the Merger Agreement, the consolidated EasyWeb entity will pay our identified liabilities that are then due. A portion of such liabilities will be payable to David Olson under his employment agreement and to Summit under its consulting services fee agreement. However, Mr. Olson and Summit have agreed to reduce the amount of the payments to which they are otherwise entitled to the extent that our unconsolidated liabilities immediately following the Merger exceed $425,000.



                                       By Order of the Board of Directors

                                       /s/ David C. Olson
                                       ------------------
                                       David C. Olson, President, Treasurer and
                                       Director
Dated: September 2, 2005